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                                   EXHIBIT 3.1

                            CERTIFICATE OF AMENDMENT
                                     TO THE
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                 THE 3DO COMPANY

                             PURSUANT TO SECTION 242
             OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

      The 3DO Company, a corporation organized and existing under and by virtue of the General Corporation Law of the state of Delaware (the "Company"), does hereby certify as follows:

      The Company's board of directors, by unanimous written consent without a meeting pursuant to Section 141(f) of the General Corporation Law of the state of Delaware, adopted a resolution setting forth an amendment to the Certificate of Incorporation of the Company and declaring said amendment to be advisable. The stockholders of the Company duly approved said proposed amendment at a special meeting of the stockholders of the Company. The amendment set forth below was duly adopted in accordance with Section 242 of the General Corporation Law of the state of Delaware. The resolution setting forth the amendment is as follows:

      NOW, THEREFORE, BE IT RESOLVED, that Article IV of the Company's Restated Certificate of Incorporation is to be amended by inserting the following paragraph immediately after the present first paragraph thereof:

      "As of August 22, 2002 at 5:00 p.m. PST (the "Effective Date"), each eight
(8) shares of Common Stock of the corporation issued and outstanding immediately prior to the Effective Date (the "Old Common Stock") shall automatically be reclassified and continued, without any action on the part of the holder thereof, as one share of Common Stock (the "Reverse Split"). The Corporation shall not issue fractional shares on account of the Reverse Split. Holders of Old Common Stock who would otherwise be entitled to a fraction of a share on account of the Reverse Split shall receive, upon surrender of the stock certificates formally representing shares of the Old Common Stock, in lieu of such fractional share, an amount in cash (the "Cash-in-Lieu Amount") equal to the product of (i) the decimal remainder resulting from dividing the total number of shares of Old Common Stock held by eight (8), which remainder is then multiplied by eight (8), and (ii) the average of the closing price per share of the Old Common Stock on the sixty (60) trading days immediately preceding the date that is five (5) days prior to the Effective Date or, if no such sale takes place on such days, the average of the last bid and asked prices thereof for such days, in each case as reported in the WALL STREET JOURNAL. No interest shall be payable on the Cash-in-Lieu Amount."

      IN WITNESS WHEREOF, said The 3DO Company has caused this amendment to be signed by W. M. Hawkins III its Chairman and Chief Executive Officer this 20th day of August, 2002.


                                          By:  /s/ W.m. Hawkins III
                                               ---------------------------------
                                               W. M. Hawkins III
                                               Chief Executive Officer